FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

Press Release

National Bank of Greece has announced today the signing of the agreement for the sale of its subsidiary National Bank of Greece (Canada) to Scotiabank.

The aforementioned transaction, like the sale of Atlantic Bank of New York, is consistent with the strategy of the NBG Group to withdraw from mature markets where growth prospects are limited and at the same time retain and expand its presence in markets with high growth potential where it commands a competitive advantage.

NBG Canada operates a network of 10 branches in the Provinces of Quebec and Ontario. During the past few years, the Bank has maintained steady profitability. However, its RoE and RoA are significantly lower than the Group’s benchmarks, reflecting the lack of critical mass in a highly consolidated banking market.

The decision of the National Bank of Greece to sell its subsidiary to Scotiabank will safeguard the best interests of its customers and employees by incorporating its network into one of the leading financial institutions in Canada, with age-long tradition. The customers of the National Bank of Greece Subsidiary in Canada will have the opportunity to enjoy the wide variety of top-of-the-range financial products and services currently offered by Scotiabank.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $ 309 billion in assets (as at April 30, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges.

National Bank of Greece was represented and advised on this transaction by Keefe, Bruyette & Woods, Inc.

Athens, 8 November, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Georgios-Efstratios (Takis) Arapoglou
(Registrant)

Date : 8th November , 2005

Chairman - Chief Executive Officer